Filed by Cellebrite DI Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TWC Tech Holdings II Corp.

Commission File No. 001-39499

Date: August 9, 2021

CELLEBRITE announces effectiveness of REGISTRATION STATEMENT IN CONNECTION WITH ITS PROPOSED BUSINESS COMBINATION WITH TWC TECH HOLDINGS II CORP.

•	Special meeting of stockholders of TWC Tech Holdings II Corp. to approve the business combination scheduled for August 27, 2021 at 1:00 pm Eastern Time

•	Cellebrite DI Ltd. has applied to be listed on Nasdaq under the new ticker symbol “CLBT” subject to the closing of the business combination

PETAH TIKVA, Israel – August 9, 2021 – Cellebrite DI Ltd. (“Cellebrite”), the global leader in Digital Intelligence solutions for the public and private sectors, today announced its Registration Statement on Form F-4 in connection with the previously announced business combination (the “Business Combination”) with TWC Tech Holdings II Corp. (“TWC”) (Nasdaq: TWCT), a publicly-listed special purpose acquisition company, has been declared effective by the Securities and Exchange Commission (the “SEC”). TWC has set a record date of August 5, 2021 (the “Record Date”) and a meeting date of August 27, 2021 for its special meeting for TWC stockholders to approve the previously announced Business Combination (the “Special Meeting”).

The Special Meeting will be held virtually via live webcast on August 27, 2021 at https://web.lumiagm.com/272139865. The proxy statement/prospectus contains important information about Cellebrite, TWC and the Business Combination, and is available on: https://sec.report/CIK/0001854587. TWC stockholders of record as of August 5, 2021 will be mailed the proxy materials in connection with the Business Combination and will be entitled to vote at the special meeting.

If the proposals at the Special Meeting are approved, the Business Combination is expected to close promptly thereafter and Cellebrite ordinary shares and warrants will be listed on Nasdaq under the new ticker symbols “CLBT” and “CLBTW,” respectively, subject to the satisfaction of customary closing conditions.

Each TWC stockholder’s voting control number is found on its Voting Instruction Form. If a TWC stockholder held shares as of the August 5, 2021 Record Date and did not receive or misplaced its Voting Instruction Form, such TWC stockholder should contact its bank, broker or other nominee for a replacement or to obtain its control number in order to vote. A bank, broker or other nominee is a person or firm that acts as an intermediary between an investor and the stock exchange, who can help a TWC stockholder vote its shares.

If a TWC stockholder needs assistance with voting its shares, please contact Morrow Sodali LLC (“Morrow”), TWC’s proxy solicitor, for help, by calling toll-free at +1 (800) 662-5200 (banks and brokers can call collect at +1 (203) 658-9400), or by email at TWCT.info@investor.morrowsodali.com.

About Cellebrite

Cellebrite’s mission is to enable its customers to protect and save lives, accelerate justice and preserve privacy in communities around the world. Cellebrite is the global leader in Digital Intelligence solutions for the public and private sectors, empowering organizations in mastering the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies in more than 140 countries, Cellebrite’s Digital Intelligence platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations. To learn more visit us at www.cellebrite.com and https://www.cellebrite.com/en/investors/.

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About TWC Tech Holdings II Corp.

TWC Tech Holdings II Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. TWC Tech Holdings II Corp. raised $600 million in its initial public offering in September 2020. TWC Tech Holdings II Corp.’s securities are listed on the Nasdaq Capital Market under the ticker symbols “TWCT,” “TWCTU” and “TWCTW.”

Additional Information

This communication is being made in respect of the proposed transaction involving Cellebrite and TWC. In connection with the proposed transaction, Cellebrite has filed with the SEC a registration statement on Form F-4 that includes a proxy statement of TWC in connection with TWC’s solicitation of proxies for the vote by TWC’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. The registration statement on Form F-4 was declared effective on August 6, 2021. Cellebrite and TWC also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus is also being mailed to TWC’s stockholders, seeking any required stockholder approvals. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITYHOLDERS OF TWC ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS, INCLUDING AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Cellebrite and TWC will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Cellebrite’s website at www.cellebrite.com, or by directing a request to: TWC Tech Holdings II Corp., Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.

Participants in the Solicitations

Cellebrite, TWC and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from TWC’s shareholders in connection with the proposed transaction. You can find more information about the directors and officers of Cellebrite and TWC Tech Holdings at Cellebrite’s website at www.cellebrite.com, or in the proxy statement/prospectus on Form F-4 filed by Cellebrite with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are included in the proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Caution About Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Cellebrite’s and TWC’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Cellebrite’s and TWC’s control. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, including financial projections, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements.

Certain of these risks are identified and discussed in the section of Cellebrite’s proxy statement/prospectus on Form F-4 titled “Risk Factors”, which will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements include, without limitation, expectations with respect to approval by TWC’s stockholders of the business combination and satisfaction of other closing conditions. Forward-looking statements are based on Cellebrite’s or TWC’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Cellebrite or TWC to predict these events or how they may affect Cellebrite or TWC. Except as required by law, neither Cellebrite nor TWC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. TWC and Cellebrite undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

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In addition to the factors previously disclosed in Cellebrite’s reports filed with the SEC and those identified elsewhere in this press release, the following factors, among others, could cause results to differ materially from the forward-looking statements in this release or historical performance: (1) risks and uncertainties related to the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals or stockholder approvals of TWC are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination is not obtained; (2) the number of redemption requests made by TWC’s public stockholders; (3) the ability to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the consummation of the Business Combination; the inability to complete the private placement of ordinary shares of Cellebrite to certain institutional accredited investors; (4) the risk that the proposed transaction disrupts current plans and operations of Cellebrite as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; the duration and global impact of COVID-19; (6) costs related to the proposed business combination; the outcome of any legal proceedings that may be instituted against Cellebrite, TWC, or any of their respective directors or officers, regarding the proposed transaction; (7) the ability of Cellebrite or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; (8) changes in applicable laws or regulations; (9) the possibility that Cellebrite may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements indicated from time to time in other documents filed or to be filed with the SEC by TWC and in the registration statement on Form F-4 relating to the business combination filed by Cellebrite on May 17, 2021, as amended.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Cellebrite [,TWC or the combined company] and is not intended to form the basis of an investment decision in Cellebrite [,TWC or the combined company]. All subsequent written and oral forward-looking statements concerning Cellebrite and TWC, the proposed transaction or other matters and attributable to Cellebrite and TWC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Contacts:

For Cellebrite

Investors
Anat Earon-Heilborn
VP Investor Relations | Cellebrite DI Ltd.

+972 73 394 8440

investors@cellebrite.com

Media

Adam Jaffe

VP of Global Communications

+1 973 206 7643

adam.jaffe@cellebrite.com

For TWC Tech Holdings II Corp.:

Jonathan Gasthalter/Nathaniel Garnick

Gasthalter & Co.

+1 (212) 257-4170

TWCT@gasthalter.com

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